Exhibit 99.1

Inspira Technologies Expands Board of Directors to

Accelerate Company’s Go-to-Market Efforts

CPA Lior Amit to join the board of directors

Ra’anana, Israel / August 10, 2021/ -- Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company”), a specialty medical device company engaged in the research, development, manufacturing, and marketing of proprietary respiratory support technologies, today announced the appointment of Lior Amit, CPA, to the Company’s board of directors.

Mr. Amit has extensive business and go-to-market experience to further support Inspira’s planned future deployment and market penetration of the Augmented Respiration Technology (ART) system.

For more than 17 years, Mr. Amit served as the CFO of the BBR Saatchi & Saatchi advertising group in Israel, playing a vital role in the growth of the organization. Today, Mr. Amit serves as a director of leading start-ups and publicly traded companies, such as ScoutCam Inc. (OTCQB:SCTC), which develops and manufactures customized visual solutions by offering micro cameras and supplementary technologies, the Israeli Credit Insurance Company (ICIC) and NIRPLEX Ltd., a corporation of agencies specializing in exclusive representation of international companies and producers for the Israeli market.

Lior Amit, CPA, stated: "Inspira is a highly dynamic and active company. The innovative ART technology addresses a huge unmet need as it aims to treat early-stage patients with cost-effective, extracorporeal technology while they are awake. It is an honor to join Inspira on this very exciting journey. "

Dagi Ben-Noon, Inspira's CEO, stated: "Inspira welcomes Mr. Amit to its board of directors. Mr. Amit has extensive business experience that can contribute to the Company's efforts in its go-to-market strategy, which includes exploring partnership opportunities with leading medical device companies, manufacturers and distributors."

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology, which it believes will elevate and stabilize patient oxygen saturation levels. The Company’s ART technology potentially allows patients to remain awake during treatment while minimizing the use of the highly invasive, risky and costly mechanical ventilation systems that require medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it mentions that Lior Amit has extensive business experience that can contribute to the Company's efforts in its go-to-market strategy . These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Miri Segal, Investor Relations, MS-IR LLC

+917-607-8654, msegal@ms-ir.com